DLA Piper LLP (US)
4141 Parklake Avenue, Suite 300
Raleigh, North Carolina 27612-2350 www.dlapiper.com
Christopher R. Stambaugh christopher.stambaugh@us.dlapiper.com
T 919.786.2040
F 919.786.2240

Via EDGAR

August 1, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street N.E.

Washington, DC 20549

Attn:  Shannon Menjivar

Ameen Hamady

Pearlyne Paulemon

Jeffrey Gabor

Re:	IPC Alternative Real Estate Income Trust, Inc.

Registration Statement on Form S-11

Filed June 16, 2023

File No. 333-272750

Ladies and Gentlemen:

On behalf of our client, IPC Alternative Real Estate Income Trust, Inc. (the “Company”), we are writing to address the comment letter from the staff of the Commission’s Division of Corporation Finance to Keith D. Lampi, Chief Executive Officer of the Company, dated July 3, 2023, regarding the above-referenced filing (the “Registration Statement”). For your convenience, we have reproduced the comment below, along with our responses.

Registration Statement on Form S-11 filed June 16, 2023

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 130

1.	We note your response to prior comment number one. Please provide clarification on the following items.

•

Identify the LP-holders that are affiliates or related parties of the registrant and quantify their ownership percentages (apart from Inland Private Capital Corporation’s 1% that you identified in the previous response).

Response: One LP-holder (other than Inland Private Capital Corporation) is an affiliate of the Sponsor and holds approximately 0.09% of the outstanding Operating Partnership units. In the aggregate, LP-holders that are affiliates or related parties of the registrant, including Inland Private Capital Corporation, hold approximately 1.3% of the outstanding Operating Partnership units as of June 30, 2023.

•

Tell us whether the registrant, through its general partnership interest, has any economics in the Operating Partnership. In this regard, tell us whether the registrant will receive distributions from the Operating Partnership in order to pay the Dealer Manager Services that will be provided to the registrant by its sponsor.

Division of Corporation Finance

U.S. Securities and Exchange Commission

August 1, 2023

Response: The registrant does not hold any economic interest in the Operating Partnership as of the latest balance sheet date, and through the date of this response. Prior to effectiveness of the Registration Statement, the registrant will invest $200,000 in the Operating Partnership in exchange for limited partnership units, which will not constitute a significant interest in the Operating Partnership (less than 1% ownership). As the registrant raises proceeds from the public offering, it will contribute those proceeds from the offering to the Operating Partnership in exchange for additional economic interests such that the registrant expects to eventually consolidate the Operating Partnership.

With regard to Dealer Manager services, upfront selling commissions and dealer manager fees will be paid by the registrant from gross proceeds received in the offering. Ongoing distribution fees will be joint expenses of the registrant and the Operating Partnership (pursuant to the limited partnership agreement of the Operating Partnership). These expenses will be paid by the registrant and funded by the Operating Partnership.

As described above, the registrant will invest $200,000 in the Operating Partnership in exchange for limited partnership units. The registrant will issue shares that correspond to these limited partnership units. Such shares will have identical economic rights as the corresponding limited partnership units, including identical distributions. Therefore, all of the distributions that the registrant receives from the Operating Partnership with respect to its limited partnership units will be paid out by the registrant as distributions on the corresponding shares. Distributions made by the Operating Partnership on limited partnership units, including those held by the registrant, will not be made to pay the Dealer Manager.

•

Describe for us in more detail the design and purpose of the Special Limited Partner Interest and why you do not consider the Special Limited Partner’s economics in determining whether the registrant satisfies the economics criterion of ASC 810-10-25-38A.

Response: IPC REIT Special Limited Partner, LP, (the “Special Limited Partner”), a wholly owned subsidiary of Inland Real Estate Investment Corporation, the registrant’s Sponsor, will own a performance participation interest in the Operating Partnership. The purpose of the interest is to compensate and incentivize the Sponsor for the performance of the Operating Partnership through a performance allocation arrangement. A distribution of a performance allocation with respect to the Special Limited Partner’s performance participation interest will be reflected as an expense on the GAAP books of the Operating Partnership and not as an equity interest. The performance allocations will be commensurate with the services provided and therefore the performance participation interest is not considered a variable interest.

ASC 810-10 provides specific rules for determining whether an entity is considered a VIE. The decision to consolidate a VIE is dependent upon who has the controlling financial interest. An entity is deemed to have the controlling financial interest if it has both of the following characteristics: (1) the power to direct the activities of a VIE that most significantly impact the VIE’s economic performance; and (2) the obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. The VIE consolidation model provides separate guidance for determining whether fees paid to an entity’s decision makers or service providers represent variable interests in the entity. ASC 810-10-55-37 provides three conditions that must all be met to conclude that fees received by an entity’s decision makers or service providers do not represent variable interests in that entity: (a) the fees are compensation for services provided and are commensurate with the level of effort required to provide those services; (b) the decision maker or service provider does not hold other interests in the VIE that individually, or in the aggregate, would absorb more than an insignificant amount of the VIEs expected losses or receive more than an insignificant amount of the VIEs expected residual returns; and (c) the service arrangement includes terms, conditions, or amounts that are customarily present in arrangements for similar services negotiated at arms’ length. The registrant has determined that the Special Limited Partner’s performance participation interest does not qualify as a variable interest for the following reasons: for compensation in the Sponsor’s advisory role through the Advisor, the registrant has determined that the performance allocations to be made with

Division of Corporation Finance

U.S. Securities and Exchange Commission

August 1, 2023

respect to the performance participation interest are commensurate with the level of effort required to provide those services; the Sponsor, including its affiliates, does not hold other interests in the Operating Partnership which absorb more than an insignificant amount of the Operating Partnership’s expected economics; and the Special Limited Partner’s performance participation interest includes terms, conditions, and amounts that are customarily present in arrangements for similar services. Therefore, the registrant has concluded the conditions of ASC 810-10-55-37 have been met, and the Special Limited Partner’s performance participation interest is not a variable interest. Because it is not a variable interest, the registrant did not include it in the registrant’s economics assessment of its consolidation analysis.

We also note that the reporting entity in the registrant’s consolidation assessment is the registrant and Inland Real Estate Investment Corporation is not a subsidiary of the registrant or the Operating Partnership. Therefore, the Special Limited Partner’s performance participation interest in the Operating Partnership would not be considered an indirect interest held by the registrant or the Operating Partnership.

I would be happy to provide any additional information that might assist you in connection with this matter. Please feel free to contact me by email at christopher.stambaugh@us.dlapiper.com or by phone at (919) 786-2040 with any questions or additional comments.

Very truly yours,

DLA PIPER LLP (US)

/s/ Christopher R. Stambaugh

Christopher R. Stambaugh